Contact

www.linkedin.com/in/cmgarcia-tracker (LinkedIn)

Top Skills

Medical Devices
Strategy
Leadership

Languages

Spanish
English

Certifications

NACD Leadership Fellow

Honors-Awards

NACD Leadership Fellow
GAMCO Management Hall of Fame
2012 Tom Hopkins Award for Excellence in M&A - AGC101
E&Y Entrepreneur of the Year - 2012 Finalist

Cesar Garcia

CEO & Founder at itracHEALTH Corp
United States

Summary

www.ItracHEALTH.com
A seasoned CEO, entrepreneur and NACD Board Leadership Fellow with extensive operational experience leading innovation, high growth strategies, turnarounds & talent development.

CAREER OVERVIEW

Extensive and diversified experience in the design, manufacturing and commercialization of diagnostics, medical devices, digital health and combination products. He has served as a public, mid-market company CEO and corporate director in public and private companies and not-for-profit organizations.

César is CEO and Founder of itracHEALTH Corp (f.k.a. SilverGens), an early stage health assurance company focused in the design and commercialization of a suite of holistic products for chronic care management at home.

Prior to itracHEALTH, he was CEO of IRIS Int'l. (NASDAQ: IRIS) from November 2003 to May 2013 and Chairman of the Board from November 2007 to October 2012. From 1998 through 2001, he was SVP Operations and Program Management for Cytometrics, a manufacturer of non-invasive IVD devices. From 1994 to 1998, he was VP Operations and Engineering at Datascope Corp., Patient Monitoring Division. From 1974 to 1994, García worked with Bayer Diagnostics (now Siemens Healthcare Dx) assuming positions of increasing responsibility.

He is a recipient of the 2013 Gabelli Funds Management Hall of Fame Award and the 2012 Tom Hopkins AGC Award for Excellence in M&A.

Experience

itracHEALTH
CEO & Founder
April 2015 - Present (8 years 1 month)
Miami/Fort Lauderdale Area

itracHEALTH (www.ItracHEALTH.com) is an early stage healthcare technology company targeting the rapidly growing home healthcare market by developing a highly-differentiated suite of holistic products and services with the mission to lower healthcare costs, improve clinical outcomes and reduce a patient's burden to society.

Miami Dade College
School of Engineering - Industry Advisory Board
September 2021 - Present (1 year 8 months)
Miami-Dade County, Florida, United States

BioFire Diagnostics, Inc.
Member Board of Directors
June 2013 - January 2014 (8 months)

Chair Compensation Committee, Member Audit Committee

IRIS International, Inc
Chairman, President & CEO
January 2002 - May 2013 (11 years 5 months)
Chatsworth, CA

AdvaMedDx
Member of the Board
October 2011 - November 2012 (1 year 2 months)

Association for the Advancement of Medical Technology - Laboratory Diagnostics Board (Dx)

Cytometrics
VP Operations and Program Management
1998 - 2001 (3 years)

Datascope
Vice President, Operations and R&D
1994 - 1998 (4 years)

Bayer HealthCare

General Manager / Director BU Hematology Manufacturing & Cellular Diagnostics R&D
1974 - 1994 (20 years)
Tarrytown, New York

Puerto Rico Manufacturers Association
Corporate Director (BOD)
October 1989 - December 1991 (2 years 3 months)
San Juan, Puerto Rico

Education

University Puerto Rico - Mayaguez
BSIE, Engineering · (1969 - 1973)

Pace University-Pleasantville/Briarcliff Campus
Advanced Management Certificate · (1986 - 1988)